Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM _______ Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

_______

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

August 29, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Matthew Derby Joshua Shainess Melissa Kindelan Christine Dietz

Re:	Perfect Corp. Amendment No. 3 to Registration Statement on Form F-4 Filed August 15, 2022 File No. 333-263841

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 4 to the Company’s registration statement on Form F-4 (the “Amendment No. 4”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed the Amendment No. 3 to its registration statement on Form F-4 on August 15, 2022 (the “Amendment No. 3”) with the Commission. The Amendment No. 4 has revised the Amendment No. 3 to reflect the Company’s responses to the comment letter to the Amendment No. 3, dated August 18, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 4.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No. 4 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Amendment No. 3, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amendment No. 3; the page numbers in the Company’s responses refer to page numbers in the Amendment No. 4.

The Parties to the Proposed Transactions

Provident Acquisition Corp, page 33

1.	We note your revised description of the roles taken by Citigroup Global Markets Inc. and Barclays Capital Inc. in advising Provident. Please disclose which of the financial advisors provided advice and assistance in assessing potential targets, preparing materials for the consideration of Provident’s board of directors, and preparing any of the disclosure in the registration statement.

Response:

In response to the Staff’s comment, and to reflect recent resignations of Goldman Sachs (Asia) L.L.C., Barclays Capital Inc., Barclays Bank PLC and Citigroup Global Markets Inc. from their respective role(s) in connection with the Business Combination, the Company has revised the disclosure on the cover page and pages 16, 29, 32-38, 55, 56, 97-101, 109, 136, 145, 148-152, 206, 219, 222-224, and 253 of the Amendment No. 4.

General

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Sponsor and Aventis Star Investments Limited, an affiliate of Sponsor that invested in the FPA investment, are controlled by, and have substantial ties with non-U.S. persons, but Provident does not believe that any of the facts or relationships with respect to the Business Combination would subject the Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Accordingly, the Company has revised the disclosure on pages 113 and 114 of the Amendment No. 4.

* * *

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

If you would like to discuss any aspect of the Amendment No. 4, please contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin
Partner
Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)
Alice H. Chang, Chief Executive Officer of Perfect Corp.
Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner
Howard Zhang, Esq., Partner
Davis Polk & Wardwell LLP

Alan Chien, Partner
PricewaterhouseCoopers Taiwan